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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
June 30, 2001

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

================================================================================
*Inquiries concerning this Form U-9C-3 should be directed to:  Bernard F. Roberts
                                                               Cinergy Corp.
                                                               139 East Fourth Street
                                                               Cincinnati, Ohio 45202
                                                               (513) 287-2090
TABLE OF CONTENTS
Item
Number
  1         Organization Chart
  2         Issuances and Renewals of Securities and Capital Contributions
  3         Associate Transactions
              Part I - Transactions Performed by Reporting Companies on
                Behalf of Associate Utility Companies
              Part II - Transactions Performed by Associate Utility
                Companies on Behalf of Reporting Companies
  4         Summary of Aggregate Investment
  5         Other Investments
  6a       Financial Statements
  6b       Exhibits
                 SEC Order, dated May 4, 2001 (HCAR No. 27393)

                 Signatures

ITEM 1. ORGANIZATION CHART

                                                                    Energy or                               Percentage of
                                                                  Gas-Related      Date of       State of       Voting             Nature of
                        Name of Reporting Company                    Company     Organization Organization Securities Held          Business
                        -------------------------                    -------     ------------ ------------ ----------------         --------

(Indentation indicates subsidiary relationship)

 Cinergy Corp.  ("Cinergy")

         Nth Power Technologies Fund II, L.P.  (1)               Energy-Related   02/25/2000   California         **     Investing in Utility-Related Technologies

     The Cincinnati Gas & Electric Company ("CG&E")

                                                                                                                              Ownership and Operation of Gas
         KO Transmission Company  (2)                            Energy-Related   04/11/1994    Kentucky         100%             Transportation Property

     Cinergy Investments, Inc.  ("Investments")

                                                                                                                         Holds the investment in Reliant Services,
         Cinergy Supply Network, Inc. ("Supply") (3)             Energy-Related   01/14/1998    Delaware         100%                       LLC

                                                                                                                        Utility-Related Facilities Locating, Meter
           Reliant Services, LLC  ("Reliant") (4)                Energy-Related   06/25/1998     Indiana         50%         Reading and Construction Services

                                                                                                                              Acquisition Company for Miller
             MP Acquisitions Corp., Inc. (5)                     Energy-Related   10/17/2000     Indiana         50%               Pipeline Corporation

                Miller Pipeline Corporation
                 ("Miller Pipeline") (6)                         Energy-Related   07/19/1995     Indiana         50%           Utility Construction Services

                                                                                                                                   Engineering and Other
         Cinergy Engineering, Inc. ("Engineering") (7)           Energy-Related   03/28/1997      Ohio           100%               Technical Services

                                                                                                                               Commercialization of Utility-
         Cinergy Technology, Inc. (8)                            Energy-Related   12/12/1991     Indiana         100%              related Technologies

         Cinergy Capital & Trading, Inc.

           CinCap MVC OpCo, LLC  (9)                             Energy-Related   09/28/1999    Delaware         100%       Operation and Maintenance Services

                                                                                                                                   Marketing and Trading
           CinCap IV, LLC   ("CinCap IV")  (10)                  Energy-Related   12/03/1997    Delaware         10%                Energy Commodities

                                                                                                                                   Marketing and Trading
           CinCap  V, LLC   ("CinCap  V")  (11)                  Energy-Related   07/21/1998    Delaware         10%                Energy Commodities

           Cinergy Marketing & Trading, LLC                                                                                        Marketing and Trading
                 ("Marketing & Trading")  (12)                   Energy-Related   10/27/1995    Delaware         100%               Energy Commodities

           ENCOAL OPCO, LLC  (13)                                Energy-Related   02/13/2001    Delaware         100%       Operation and Maintenance Services

                                                                                                                                   Marketing and Trading
           CinPower I, LLC  ("CinPower")  (14)                   Energy-Related   06/12/1998    Delaware         100%               Energy Commodities

           SynCap I, LLC  (15)                                   Energy-Related   08/25/2000    Delaware         100%                 Energy Services

           SYNCAP II, LLC  (16)                                  Energy-Related   10/13/2000    Delaware         100%                 Energy Services

                                                                                                                                   Marketing and Trading
           Cinergy Transportation, LLC (17)                      Energy-Related   06/14/2000    Delaware         100%               Energy Commodities

         Cinergy Solutions Holdings Company, Inc.
                    ("Solutions")

                                                                                                                              Utility-Related Engineering and
           Cinergy EPCOM, LLC (18)                               Energy-Related   08/20/1999    Delaware         100%                 Other Services

                                                                                                                              Utility-Related Engineering and
           Cinergy EPCOM College Park, LLC (19)                  Energy-Related   08/20/1999    Delaware         100%                 Other Services

                                                                                                                                   Project Development--
                                                                                                                                Qualifying Facilities (QFs)
           Cinergy Solutions, Inc. (20)                          Energy-Related   06/02/2000    Delaware         100%               and Energy Services

              BSPE Holdings, LLC (21)                            Energy-Related   01/10/2001    Delaware         50%                        QFs

                BSPE Limited, LLC (22)                           Energy-Related   01/10/2001    Delaware         50%                        QFs

                  BSPE, L.P. (23)                                Energy-Related   01/16/2001    Delaware         50%                        QFs

                BSPE General, LLC  (24)                          Energy-Related   01/11/2001      Texas          50%                        QFs

              Cinergy Energy Solutions, Inc. (25)                Energy-Related   11/09/2000    Delaware         100%                 Energy Services

                Zahren Alternative Power Corporation (26)        Energy-Related   12/28/1993    Delaware         46%                        QFs

              Cinergy GASCO Solutions, LLC  (27)                 Energy-Related   11/09/2000    Delaware         100%                       QFs

                Countryside Landfill Gasco., L.L.C. (28) (New)   Energy-Related   3/22/2000     Delaware         100%                       QFs

                Morris Gasco, L.L.C. (29)(New)                   Energy-Related   8/23/1996     Delaware         100%                       QFs

                Brown County Landfill Gas
                  Associates, L.P.(30) (New)                     Energy-Related   12/31/1996    Delaware         100%                       QFs

                                                                                                                              Utility-Related Engineering and
              Cinergy Solutions of Boca Raton, LLC  (31)         Energy-Related   08/23/2000    Delaware         100%                 Other Services

                                                                                                                              Utility-Related Engineering and
              Cinergy Solutions of Philadelphia, LLC (32) (New)  Energy-Related   05/11/2001    Delaware        100 %                 Other Services

              Cinergy Solutions Partners, LLC  (33)              Energy-Related   09/12/2000    Delaware         50%              Project Development-QFs

                CST Limited, LLC (34) (New)                      Energy-Related   05/18/2001    Delaware         50%                        QFs

                  CST Green Power, L.P. (35) (New)               Energy-Related   05/23/2001    Delaware         50%                        QFs

                    Green Power Holdings, LLC  (36)              Energy-Related   12/12/2000    Delaware         50%                        QFs

                    Green Power G.P., LLC  (37)                  Energy-Related   12/15/2000      Texas          50%                        QFs

                      South Houston Green Power, L.P. (38)       Energy-Related   12/19/2000    Delaware         50%                        QFs

                    Green Power Limited, LLC (39)                Energy-Related   12/12/2000    Delaware         50%                        QFs

                CST General, LLC  (40) (New)                     Energy-Related   05/22/2001      Texas          50%                        QFs

              CSGP of Southeast Texas, LLC  (41)                 Energy-Related   02/22/2001    Delaware         100%                 Energy Services

              CSGP Limited, LLC  (42) (New)                      Energy-Related   04/05/2001    Delaware         100%                       QFs

                CSGP Services, L.P. (43) (New)                   Energy-Related   04/06/2001    Delaware         100%                       QFs

              CSGP General, LLC  (44) (New)                      Energy-Related   04/05/2001      Texas          100%                       QFs

              Lansing Grand River Utilities, LLC (45)            Energy-Related   09/14/2000    Delaware         100%                 Energy Services

              Oklahoma Arcadian Utilities, LLC (46)              Energy-Related   12/05/2000    Delaware        40.8%                       QFs

              Shreveport Red River Utilities, LLC (47)           Energy-Related   10/16/2000    Delaware        40.8%                       QFs

           Cinergy Solutions of Tuscola, Inc. (48)               Energy-Related   10/13/1998    Delaware         100%                 Energy Services

           Energy Equipment Leasing LLC* (49)                    Energy-Related   11/12/1998    Delaware         49%         Leasing of Energy-Related Assets

                                                                                                                          Preliminary Development-QFs and Thermal
           Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")(50)   Energy-Related   02/18/1997    Delaware         50%                      Energy

           Trigen-Cinergy Solutions of Ashtabula LLC (51)        Energy-Related   04/21/1999    Delaware         49%                        QFs

           Trigen-Cinergy Solutions of Baltimore LLC (52)        Energy-Related   11/10/1998    Delaware         49%                        QFs

           Trigen-Cinergy Solutions of Boca Raton LLC (53)       Energy-Related   09/04/1998    Delaware         51%                  Thermal Energy

           Trigen-Cinergy Solutions of Cincinnati LLC (54)       Energy-Related   07/29/1997      Ohio           51%                   Chilled Water

           Trigen-Cinergy Solutions of College Park, LLC  (55)   Energy-Related   02/18/1999    Delaware         49%                  Energy Services

           Trigen-Cinergy Solutions of Lansing LLC (56)          Energy-Related   11/03/1999    Delaware         51%                  Energy Services

              Trigen/Cinergy-USFOS of Lansing LLC (57)           Energy-Related   11/03/1999    Delaware        40.8%                 Energy Services

           Trigen-Cinergy Solutions of Orlando LLC (58)          Energy-Related   06/12/1998    Delaware         51%                   Chilled Water

           Trigen-Cinergy Solutions of Owings Mills LLC  (59)    Energy-Related   09/20/1999    Delaware         49%                        QFs

           Trigen-Cinergy Solutions of Owings Mills Energy
              Equipment Leasing, LLC (60)                        Energy-Related   10/20/1999    Delaware         49%         Leasing of Energy-Related Assets

           Trigen-Cinergy Solutions of Rochester LLC (61)        Energy-Related   10/20/1999    Delaware         49%                  Energy Services

           Trigen-Cinergy Solutions of Silver Grove LLC (62)     Energy-Related   03/18/1999    Delaware         49%                        QFs

           Trigen-Cinergy Solutions of
             San Diego LLC (63)* (New)                           Energy-Related   11/03/1999    Delaware         51%         Leasing of Energy-Related Assets

           Trigen-Cinergy Solutions of the
             Southeast LLC (64) *(New)                           Energy-Related   11/19/1999    Delaware         51%                  Energy Services

           Trigen-Cinergy Solutions of St. Paul LLC (65)         Energy-Related   08/13/1998    Delaware         49%                        QFs

              Environmental Wood Supply, LLC (66)  (New)         Energy-Related   08/10/2000    Minnesota       24.5%                       QFs

              St. Paul Cogeneration LLC (67)                     Energy-Related   12/18/1998    Minnesota       24.5%                       QFs

           Trigen-Cinergy Solutions of Tuscola, LLC (68)         Energy-Related   08/21/1998    Delaware         49%                        QFs

     Cinergy Global Resources, Inc.

       Cinergy Global Power, Inc.

         Cinergy Global San Gorgonio, Inc.                                                                                 Hold 50% Ownership Interest in San
           ("San Gorgonio")(69)                                  Energy-Related   10/13/1998    Delaware         100%           Gorgonio Westwinds II, LLC

           San Gorgonio Westwinds II, LLC
             ("Westwinds")  (70)                                 Energy-Related   10/13/1998   California        50%                        QFs

     Cinergy Technologies, Inc.

       Cinergy Ventures II, LLC (71)                             Energy-Related   09/01/2000    Delaware         100%    Investing in Utility-Related Technologies

       Cinergy One, Inc. (72)                                    Energy-Related   09/05/2000    Delaware         100%                 Energy Services

     Cinergy Wholesale Energy, Inc.

       Cinergy Power Generation Services, LLC
         ("Cinergy Power") (73)                                  Energy-Related   11/22/2000    Delaware         100%       Operation and Maintenance Services

         *   Inactive
         ** Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II, L.P.
  Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

  KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

  Supply was formed for the purpose of holding Cinergy's investment in Reliant.

  Reliant performs underground utility-related facilities locating, meter reading and construction services.

  MP Acquisitions Corp., Inc. was formed for the purpose of acquiring Miller Pipeline Corporation.

  Miller Pipeline Corporation performs services involving natural gas and water distribution and transmission construction, repair and rehabilitation.

  Engineering is in the business of marketing various utility-related engineering services.

  Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

  CinCap MVC OpCo, LLC was formed for the purpose of providing operation and maintenance services to certain “eligible facilities” owned by exempt wholesale generators in which Cinergy indirectly holds a 50% ownership interest.

  CinCap IV purchases and sells electricity at wholesale.

  CinCap V purchases and sells electricity at wholesale.

  Marketing & Trading (formerly Producers Energy Marketing, LLC) is engaged in the marketing of natural gas at wholesale.

  ENCOAL OPCO, LLC was formed to provide operation and maintenance staffing, support and management administration services for SynCap I, LLC.

  CinPower was formed to optimize economic benefits in connection with a restructured wholesale power purchase agreement.

  SynCap I, LLC was formed to purchase a plant that will produce an enhanced coal product.

  SYNCAP II, LLC was formed to test new technology of turning high sulfur coal to low sulfur coal.

  Cinergy Transportation, LLC is engaged in the marketing of natural gas at wholesale.

  Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance functions.

  Cinergy EPCOM College Park, LLC was formed to perform various utility-related engineering, procurement, construction, operation and maintenance functions at the University of Maryland.

  Cinergy Solutions, Inc. was formed to conduct certain project-related, preliminary developmental activities, principally related to QFs, and other energy-related businesses, formerly conducted by Cinergy Solutions Holdings Company, Inc.

  BSPE Holdings, LLC was formed as an indirect holding company for a QF.

  BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P.

  BSPE, L.P. was formed to purchase, own and lease certain existing equipment and fixtures in connection with the two QFs located in Texas constructed and operated by South Houston Green Power.

  BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P.

  Cinergy Energy Solutions, Inc. was formed for the purpose of making an equity investment in Zahren Alternative Power Corporation.

  Zahren Alternative Power Corporation currently owns and operates 24 landfill gas-to-energy projects and one natural gas cogeneration plant.

  Cinergy GASCO Solutions, LLC was formed for the purpose of acquiring landfill gas companies.

  Countryside Landfill Gasco., L.L.C. was formed as a limited liability company, which owns and operates landfill gas collection systems and related assets.

  Morris Gasco, L.L.C. was formed as a limited liability company, which owns and operates landfill gas collection systems and related assets.

  Brown County Landfill Gas Associates, L.P. was formed as a limited partnership, which owns and operates landfill gas collection systems and related assets.

  Cinergy Solutions of Boca Raton, LLC was formed to construct, operate and maintain energy facilities at a commercial facility in Boca Raton, Florida.

  Cinergy Solutions of Philadelphia, LLC was formed to manage, operate and maintain the utility systems located at the Philadelphia Naval Base Complex.

  Cinergy Solutions Partners, LLC was formed to engage in development of QFs.

  CST Limited, LLC was formed to be the sole limited partner of CST Green Power, L.P.

  CST Green Power, L.P. was formed for the purpose of selling steam and electricity to British Petroleum (BP) at its Texas City facility. Also, CST Green Power, L.P. will operate, and maintain existing facilities and construct, and operate new cogeneration facilities at this location.

  Green Power Holdings, LLC was formed to invest in QFs.

  Green Power G.P., LLC was formed to be the sole general partner of Green Power Limited, LLC.

  South Houston Green Power, L.P. was formed to operate and maintain existing facilities and construct, own and operate new cogeneration facilities certain BP facilities.

  Green Power Limited, LLC was formed to act as the sole limited partner of South Houston Green Power, L.P.

  CST General, LLC was formed to be the sole general partner of CST Green Power, L.P.

  CSGP of Southeast Texas, LLC was formed to provide operations and maintenance labor for CSGP Services, L.P., on behalf of South Houston Green Power.

  CSGP Limited, LLC was formed to be the sole limited partner of CSGP Services, L.P.

  CSGP Services, L.P. was formed to provide operation and maintenance services to South Houston Green Power, L.P.

  CSGP General, LLC was formed to be the sole general partner of CSGP Services, L.P.

  Lansing Grand River Utilities, LLC was formed to provide energy-related services to Trigen Cinergy Solutions - USFOS of Lansing LLC.

  Oklahoma Arcadian Utilities, LLC was formed to construct, own, operate, and maintain a QF located at General Motor Corporation’s (GMC’s) vehicle assembly plant in Oklahoma City.

  Shreveport Red River Utilities, LLC was formed to construct, own, operate and maintain a QF located at GMC’s vehicle assembly plant in Shreveport.

  Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

  Energy Equipment Leasing LLC was formed to lease, sell, or finance energy- related equipment.

  Trigen-Cinergy engages in the preliminary development of QFs and/or thermal energy facilities; specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1.).

  Trigen-Cinergy Solutions of Ashtabula, LLC was formed to develop, construct, operate, and maintain a QF located in Ashtabula, Ohio, and to provide other energy-related products and services.

  Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain a QF located in Baltimore, Maryland, and to provide other energy-related products and services.

  Trigen-Cinergy Solutions of Boca Raton, LLC was formed to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

  Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

  Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

  Trigen-Cinergy Solutions of Lansing LLC was formed to enter a LLC Agreement with United States Filter Operating Services, Inc. providing for the formation and management of Trigen/Cinergy-USFOS of Lansing LLC.

  Trigen/Cinergy-USFOS of Lansing LLC was formed to develop, construct, and operate certain energy facilities to be located at GMC in Lansing, Michigan.

  Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.

  Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate, and maintain a QF located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

  Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell, or finance energy-related equipment.

  Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy-related services to Kodak Park in Rochester, New York.

  Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy-related and other services to the Lafarge Gypsum manufacturing plant in Silver Grove, Kentucky. These services will include the design, installation, and operation of a combined heat and power system.

  Trigen-Cinergy Solutions of San Diego LLC was formed to provide operation and maintenance utility-related services in the San Diego area.

  Trigen-Cinergy Solutions of the Southeast LLC was formed to construct, operate and maintain utility-related systems for Millennium Specialty Chemicals in the Jacksonville, FL area.

  Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate, and maintain a QF located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

  Environmental Wood Supply, LLC was formed to handle all fuel and fuel procurement-realted costs for St. Paul Cogeneration LLC.

  St. Paul Cogeneration LLC was formed to develop, construct, operate and maintain a district-heating project in downtown St. Paul, MN.

  Trigen-Cinergy Solutions of Tuscola, LLC was formed to develop, construct, operate, and maintain a QF located in Tuscola, Illinois and to provide thermal energy products and services.

  San Gorgonio holds a 50% interest in Westwinds.

  Westwinds owns a qualifying small power production QF in California.

  Cinergy Ventures II, LLC was formed for the purpose of pursuing energy-related technology equity investments and running energy-related technology pilots.

  Cinergy One, Inc. was formed for the purpose of engaging in non-regulated, energy-related activities.

  Cinergy Power was formed to provide operations and maintenance services to affiliated and non-affiliated Exempt Wholesale Genators or other generating facilities.

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS *

   Associate company                    Energy-Related                                                  Net Change in
    Advancing Funds                Company Receiving Funds                  Type of Transaction      Borrowings/Contributions
    ---------------                -----------------------                  -------------------      ------------------------
                                                                                                          (in thousands)

CG&E                        KO Transmission Company                       Open account repayment            $   (143)

Investments                 Supply                                        Open account advance                    93

Investments                 Engineering                                   Open account advance                   158

Investments                 Cinergy Technology, Inc.                      Open account advance                    81

Capital & Trading           CinCap IV                                     Open account repayment                 (44)

Capital & Trading           CinCap V                                      Open account repayment                 (15)

Capital & Trading           Marketing & Trading                           Open account advance                38,394

Capital & Trading           CinCap MVC OpCo, LLC.                         Open account advance                   373

Solutions                   Cinergy EPCOM, LLC                            Open account advance                 1,310

Solutions                   Cinergy EPCOM College Park, LLC               Open account advance                   838

Solutions                   Cinergy Solutions, Inc.                       Open account advance                14,657

Cinergy Solutions, Inc.     Oklahoma Arcadian Utilities, LLC              Open account advance                   654

Cinergy Solutions, Inc.     Shreveport Red River Utilities, LLC           Open account advance                   661

Solutions                   Cinergy Solutions of Tuscola, Inc.            Open account advance                 3,911

Solutions                   Trigen-Cinergy                                Open account advance                   419

Solutions                   Trigen-Cinergy Solutions of Ashtabula, LLC    Open account advance                   295

Solutions                   Trigen-Cinergy Solutions of Baltimore LLC     Open account advance                 7,782

                            Trigen-Cinergy Solutions of Boca
Solutions                   Raton, LLC Solutions                          Open account repayment                (497)

Solutions                   Trigen-Cinergy Solutions of Cincinnati, LLC   Open account advance              $     74

Solutions                   Trigen-Cinergy Solutions of College Park, LLC Open account advance                   923

Solutions                   Trigen-Cinergy Solutions of Lansing, LLC      Open account advance                    55

Solutions                   Trigen-Cinergy Solutions of Owings Mills LLC  Open account advance                   455

Solutions                   Trigen-Cinergy Solutions of Orlando   LLC     Open account advance                    16

Solutions                   Trigen-Cinergy Solutions of Rochester LLC     Open account advance                   685

Solutions                   Trigen-Cinergy Solutions of Silver Grove LLC  Open account advance                   371

Solutions                   Trigen-Cinergy Solutions of St. Paul LLC      Open account advance                   186

Solutions                   Trigen-Cinergy Solutions of Tuscola LLC       Open account advance                   602

Cinergy Global Power, Inc.  San Gorgonio                                  Open account advance                   655

Cinergy Technologies, Inc.  Cinergy One, Inc.                             Open account advance                   378

*    Item  2  excludes  a  net  increase  in  guarantees  issued  on  behalf  of energy-related companies by Cinergy or its subsidiaries during the second quarter of 2001 totaling approximately $176 million.  These guarantees are included in Item 4.  Summary of Aggregate Investment.

ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies
    Reporting Company         Associate Utility                 Types of                          Total
 Rendering Services (1)   Company Receiving Services       Services Rendered                  Amount Billed
 ----------------------   --------------------------       -----------------                  -------------
                                                                                             (in thousands)

                                                        Line locating, meter reading,
Reliant                   CG&E                          and underground construction services   $    507

                                                        Line locating, meter reading,
Reliant                   PSI Energy, Inc. ("PSI")      and underground construction services      1,272

                          The Union Light, Heat and     Line locating, meter reading,
Reliant                   Power Company ("ULH&P")       and underground construction services         35

Cinergy Power             CG&E                          Operations and maintenance services       16,027

Cinergy Power             PSI                           Operations and maintenance services        5,151

Miller Pipeline           CG&E                          Maintenance Services                         617

Miller Pipeline           PSI                           Maintenance Services                          17

(1)  All of the  services  above were  rendered  pursuant to service  agreements approved in File No. 70-9449
     (see HCAR No. 27016, May 4, 1999, exhibits B-1, B-2, and B-3).
Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies
 Associate Utility Company    Reporting Company                                                          Total Amount
  Rendering Services (1)      Receiving Services               Types of Services Rendered                    Billed
  ----------------------      ------------------               --------------------------                    ------
                                                                                                         (in thousands)
PSI                             Cinergy EPCOM, LLC            Engineering and construction services         $  88

PSI                             CinCap MVC OpCo, LLC          Operation and maintenance services              204

PSI                             Cinergy Solutions of
                                Tuscola, Inc.                 Maintenance services                            193

PSI                             Cinergy One, Inc.             Maintenance services                             18

CG&E                            CinCap MVC OpCo, LLC          Operation and maintenance services              189

CG&E                            Cinergy Technology Inc.       Installation and maintenance services             4

CG&E                            Cinergy EPCOM, LLC            Engineering and construction services           267

CG&E                            Cinergy Solutions, Inc.       Engineering and construction services            63

CG&E                            Cinergy One, Inc.             Maintenance services                             40

ULH&P                           Cinergy EPCOM, LLC            Engineering and construction services           168

(1)  All of the  services  above were  rendered  pursuant to service  agreements approved in File No. 70-9449
     (see HCAE No. 27016,  May 4, 1999,  exhibits B-1, and B-2).

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                         June 30, 2001
                                                                         -------------
                                                                         (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of June 30, 2001   $7,833,646

   Total capitalization multiplied by 15%                                         $1,175,047

   Greater of $50 million or total capitalization multiplied by 15%                1,175,047

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                        13,141
         Energy-related business category "v" (2)                        645,065
         Energy-related business category "vi" (3)                        14,293
         Energy-related business category "vii" (4)                       98,621
         Energy-related business category "viii" (5)                     161,412
         Energy-related business category "ix" (6)                           686
                                                                             ---

     Total current aggregate investment                                              933,218
                                                                                     -------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system                                      $  241,829
                                                                                  ==========
  Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

  Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

  Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

  Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

  Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities,” as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

  Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

  ITEM 5. OTHER INVESTMENTS

                                               Other Investment in Last     Other Investment in this     Reason for Difference in
   Major Line of Energy-Related Business            U-9C-3 Report                 U-9C-3 Report              Other Investment
   -------------------------------------            -------------                 -------------              ----------------
                                                                                   (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)      Exhibits

None

SEC Order, dated May 4, 2001 (HCAR No. 27393)

The order referred to above authorized Cinergy to engage in various energy-related businesses outside the United States, subject to a condition that Cinergy report any transactions carried out pursuant thereto in Cinergy's Form U-9C-3 reports. Accordingly Cinergy now provides the following information:

In the period covered by this report, a new indirect, wholly-owned subsidiary of Cinergy was formed, Cinergy Canada, Inc., for the purpose of marketing natural gas and natural gas liquids in Canada.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                        Cinergy Corp.
                                                                  --------------------------
                                                                          Registrant

Dated:  August 29, 2001

                                                         By       /s/ Bernard F. Roberts
                                                            --------------------------------
                                                                     Bernard F. Roberts
                                                                   Duly Authorized Officer
                                                                             and
                                                                   Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the first quarter of 2001 was filed with Cinergy Corp.'s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602